
July 13, 2022

Yi Shao
Chief Executive Officer
Oriental Culture Holding LTD
Room 1402, Richmake Commercial Building
198-200 Queen's Road Central, Hong Kong

> **Re: Oriental Culture Holding LTD**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed June 15, 2022**
> **File No. 333-262398**

Dear Mr. Shao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-3 filed June 15, 2022

Cover Page

1. We note your disclosure regarding the Holding Foreign Companies Accountable Act. Please revise to also discuss the Accelerating Holding Foreign Companies Accountable Act and include cross-references to the individual risk factors related to the discussion in the fourth paragraph of the cover page.

2. We note your response to comment 3, as well as your amended disclosure. Additionally, please amend your disclosure here and in the prospectus summary and risk factors sections to state that, to the extent cash and/or assets in the business are in the PRC and/or Hong Kong or your PRC and/or Hong Kong entities, including HKDAEx, International Exchange, Oriental Culture HK, the VIE, and the WFOE, such funds and/or assets may

      not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions.

3.   We note your discussion on page 9 of the limitations on cash transfer and foreign exchange control. Briefly describe these restrictions on the cover page, and provide a cross-reference to your discussion of this issue in your prospectus summary and risk factors sections, as well. To the extent you have any cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g. whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion in the prospectus summary.

General

4.   Please revise all references to "our VIE" to instead state "the VIE" or "a VIE," as you do not own or control the VIE. Please also revise the definition of "PRC" and "China" so that it does not exclude Hong Kong and Macau.

5.   We note your response to comment 5, as well as your amended disclosure on page 11. Additionally, on the cover page, please revise your disclosure that you "control and receive the economic benefits of our VIE's business operations through certain contractual arrangements" and that you have "entered into a series of agreements . . . through which [you] effectively control and derive all of the economic interest and benefits from Jiangsu Yanggu" to qualify such statement with disclosure of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes. On page 1, please remove your reference to "in lieu of direct equity ownership," as such statement implies that you could have indirect ownership, and instead revise your disclosure to similarly qualify such statement with the disclosure noted in the preceding sentence. In this regard, please ensure that all references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

You may contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li